Technical Services Agreement

Effective June 6, 2005

This Agreement is between:

Sungold International Holdings Corp.,

(hereinafter referred to as SIHC)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Horsepower Broadcasting Network (HBN) International Ltd.
 (hereinafter referred to as HBN)
500 Park Place, 666 Burrard Street
Vancouver, B.C., CANADA V6C 3P6

And,

Jeff Grant
(hereinafter referred to as JG)
1565 West Sixteenth Avenue
Suite 102
Vancouver, B.C., CANADA V6L 2L7

And,

T-Swat Consulting
1565 West Sixteenth Avenue
Suite 102
Vancouver, B.C., CANADA V6L 2L7

Whereas, the Board of Directors of SIHC have expressed a desire to continue the appointment of Chief Technical Officer, for HBN, to complete the Horsepower World Pool Virtual Horse Racing System, including all necessary interfaces to make it fully operational, and oversee its installation as directed, and provide general technical advice and assistance to HBN and SIHC as needed, and,

Whereas, Jeff Grant (JG) , shall continue in the appointment as the Chief Technical Officer of HBN,

Now therefore and in consideration of the foregoing, it is hereby agreed as follows:

                                           JG will continue in the position of Chief Technical Officer for HBN.
  The term of this agreement shall be for a One (1) year period of time and take full effect upon signing of this agreement.
  This agreement can be renewed upon expiry in accordance with negotiations between the Management Committee and Board of Directors which shall begin at least three (3) months prior to the expiration of this initial agreement.
  JG shall receive an allocation of 200,000 Class A Common shares of SIHC at the time when the first track is fully operational.
  TS shall receive a consulting fee of $125.00 per hour, plus GST, for time in the previous month on the agreed HBN or SIHC projects according to a time report submitted.
  Upon signing of this agreement, JG shall be issued an option to purchase at any time before March 31st 2007 from Sungold International Holdings Corp. Treasury 500,000 unrestricted Class A Common shares (trading symbol SGIHF) at Twelve cents US funds ($0.12 US) per share without restriction and tradable upon issuance.
  Reasonalble, or pre-approved expenses incurred by JG or TS on behalf of the company shall be reimbursed by the company.

TERMINATION

This agreement may be terminated by a majority vote of the Management Committee if ratified by the Board of Directors upon payment of three months notice, in which case the stock option rights remain in force as specified until their expiration date.

JG may resign at any time in which case no further payments are owing. If JG resigns, the stock options in force expire within two months of the resignation notice.

EFFECTIVE DATE

This agreement shall be in full force and effect immediately upon acceptance as signed and witnessed below.

The parties agree that an executed copy received by telefax will represent a completed agreement.

This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.,

                                                                                                               ____________________________________________________

/s/ T. K. Blackwell
T.K. Blackwell, CFO

Witnessed by: /s/ Edith Sandford

Print Name: Edith Sandford
And,

/s/ Jeff Grant
Jeff Grant

Witnessed by: /s/ Liz Hannah

/s/ Jeff Grant
T-Swat

Witnessed by: /s/ Liz Hannah

Dated this 6th day of June, 2005.